Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA GRENTECH APPOINTS YING LIU THE HEAD OF
WIRELESS COVERAGE BUSINESS
SHENZHEN, PRC — June 17, 2009 — China GrenTech Corporation Limited (“China GrenTech” or the “Company”) (NASDAQ: GRRF), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced that Ms. Ying Liu, currently the Deputy General Manager of wireless coverage, will step up to the role to head the Company’s wireless coverage business. Mr. Liping Mao, current Director, Vice President of China GrenTech and General Manager of wireless coverage business, has resigned due to personal reasons, but he will remain a member of the Board of Directors. This change is effective as of June 30, 2009.
Mr. Yingjie Gao, Chairman and Chief Executive Officer, said, “We regret that Mr. Mao is leaving the Company, and I would like to thank him for his contributions over the past nine years. We are confident that Ms. Ying Liu, with over 10 years of sales and operational experience in wireless coverage business, is an ideal fit for the job. Ying has been working side by side with Liping and has played an instrumental role in building our wireless coverage sector leadership position since the Company’s establishment. In her new position, she will be able to leverage the strong relationships that she has built with our key customers since joining GrenTech in 1999. Ying’s expertise is particularly valuable to us, as meeting the delivery schedule and ensuring high quality output are currently the critical factors to meet rapidly growing customer demand, since sales growth momentum is exceeding our expectation for the second quarter as a result of the telecommunication operators’ continued investment in network expansion. ”
Ms. Ying Liu said, “I am excited to get started in my new role. Like we mentioned in our first quarter results, the demand for wireless coverage product and services has remained strong since the completion of restructuring and the issuance of 3G licenses. As visibility into market demand begins to improve, we are confident that the initiatives that we have in place to capture the growing market opportunities will enhance our wireless coverage results.”
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.
Forward-Looking Statements
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the share repurchase program will not increase shareholder value; the risk that changes in Chinese government regulation of the wireless communication industry or any additional regulatory changes in the future, may limit future growth of China GrenTech’s revenue or cause revenue to decline; and other risks outlined in China GrenTech’s filings with the SEC. China GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
kentlo@GrenTech.com.cn	GrenTech@taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@taylor-rafferty.com	GrenTech@taylor-rafferty.com

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